200 Berkeley Street

Boston, Massachusetts 02116

(617) 663-3192

Email: TLoftus@jhancock.com

Thomas Loftus

Assistant Vice President and Assistant Chief Counsel

February 25, 2022

Via EDGAR Correspondence Submission

Min S. Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H Post-Effective Amendment No. 55 filed on November 17, 2021 (File No. 333-70728) (the “Amendment”)

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account H, we are responding to the Commission staff comments that you provided to us orally on January 4, 2022 in connection with the above-captioned Amendment.

Each of the Staff’s comments is restated below, followed by John Hancock’s response. Where the response has entailed changes to the prospectus, those changes are marked on the attached draft of the revised prospectus.

The markings on the attached copy of the prospectus reflect the changes that have be made from the version thereof that was included in the Amendment, and those marked changes include a few relatively minor changes that are in addition to those made in response to the staff’s comments. The final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in one or more additional amendments pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

General Explanatory Notes:

i.	Page references in the below restatements of the staff’s comments are to the PDF version of the courtesy copy prospectus.

ii.

John Hancock has decided to defer inclusion of any initial summary prospectuses (“ISPs”) in the registration statement (or in the registration statements for any of John Hancock’s other variable annuity contracts) until after May 1, 2022. Accordingly, any ISP that John Hancock decides in the future to use would be filed pursuant to a further amendment that would be filed at some time after May 1, 2022.

Min S. Oh, Esq.

February 25, 2022

SEC STAFF COMMENTS ON FACING SHEET AND STATUTORY PROSPECTUS

COMMENT 1: On the front cover page of the prospectus and the statement of additional information (“SAI”) the marketing name as set forth on the prospectus cover page should exactly match the product name associated with the product’s contract identifier number in the EDGAR system.

RESPONSE: Comment complied with. John Hancock is implementing a minor change to the wording of the product name so that the EDGAR system associates with the product’s contract identifier number, in order to ensure conformity with the marketing name as described on the prospectus cover page.

COMMENT 2: On the first page of the prospectus, revise the last sentence of the second paragraph when referring to the each of the following subaccounts.

RESPONSE: Comment complied with.

COMMENT 3: In the Key Information table on page 10, delete the word “Table” from the heading and just call it “Key Information.”

RESPONSE: Comment complied with.

COMMENT 4: In the Key Information table, since this is a dual prospectus covering both national and New York Contracts, delineate national versus New York charges. For example, in the charges for early withdrawals, 2nd paragraph, provide 2 sets of information because they are two different sets of information. Also, another example, for New York applying the Payment Enhancement Rider, separate the disclosure if possible.

RESPONSE: Comment complied with.

COMMENT 5: In the Key Information table, under “Transaction Charges” in the last paragraph, “for more information on transaction charges, please refer to Chapter IV…”, add a cross-reference for transaction charges if there is one.

RESPONSE: Comment complied with.

COMMENT 6: In the Key Information table, under “Ongoing Fees and Expenses,” delete the first paragraph.

RESPONSE: Comment complied with.

COMMENT 7: (a) In the Key Information table, under “Ongoing Fees and Expenses,” confirm supplementally that the base contract figures will reflect the $30 annual charge after it is converted to a percentage; (b) Explain, in a parenthetical or footnote to the table or each caption, the basis for each percentage (e.g., % of separate account value or benefit base, or % of net asset value).

Min S. Oh, Esq.

February 25, 2022

RESPONSE: (a) Because it is a flat dollar fee rather than a percentage, the $30 annual fee is not included in the base Contract percentage, as is reflected in the updated footnote:

*Charge based on average daily assets allocated to the Subaccounts and does not include the $30 annual fee.

(b) Comment complied with and the table has been updated.

COMMENT 8: In the Key Information table, under “Ongoing Fees and Expenses,” break out national and New York expenses because they present differently. Also, bold the second half of the sentence in the disclosure where it says “which could add charges for early withdrawals…”

RESPONSE: Comment complied with.

COMMENT 9: In the Key Information table, show lowest annual cost and highest annual cost for national and New York expenses separately. Also, in the 3rd bullet where you list the most expensive combination of Contract classes, add “Optional Benefits.” Finally, delete the last bullet that says “No Optional Benefits.”

RESPONSE: Comment complied with.

COMMENT 10: In the Key Information table, under “Risk of Loss” in the second paragraph, revise the disclosure to “For more information on risk of loss” rather than “insurance company risk.”

RESPONSE: Comment complied with.

COMMENT 11: In the Key Information table, under “Restrictions – Optional Benefits,” in the first sentence, there are restrictions, so delete “/or whether.”

RESPONSE: Comment complied with.

COMMENT 12: In the Key Information table, under “Taxes,” in the second to last line of the first paragraph, delete “and not subjected to income tax penalties” and then replace “includible in your income” with the last sentence in Item 2, Instruction 5.

RESPONSE: Comment complied with.

COMMENT 13: In the Key Information table, under “Conflicts of Interest,” in the first paragraph, Investment Professional Compensation, switch commissions and compensation so that it reads – may have received compensation for selling the Contract by means of various commissions and revenue sharing arrangements.

RESPONSE: Comment complied with.

COMMENT 14: In the context of the “Overview” section, in the last sentence of the second paragraph “We disclose all material variations in this Prospectus.” Please supplementally confirm that all material state variations and intermediary specific variations have been disclosed pursuant to Instruction Item 8(a).

RESPONSE: John Hancock confirms that all material state variations (and all material variations that apply to sales through any particular intermediary) are disclosed in the Prospectus.

Min S. Oh, Esq.

February 25, 2022

COMMENT 15: In the third paragraph, you say “depending on state requirements, we may have issued the Contract under a Master Group Contract.” Does this mean this was also offered as a group Contract? If so, on first page of the prospectus include “individual or group” in the description of the Contract.

RESPONSE: Comment complied with.

COMMENT 16: (a) In “Overview – Contract Features,” in the third paragraph, where it says “the Company makes one or more payments for a period of time known as pay-out period,” with respect to the pay-out period, you want to disclose that during this phase you cannot make withdrawals and the death benefit and living benefit will have terminated, pursuant to Instruction Item 3(b)(2).

(b) On the next page, where it says “What are my Investment Choices?” that has been deleted out, the comment is to retain that first paragraph under that caption pursuant to Instruction 1 Item 3(b)(1).

RESPONSE: Comments complied with.

COMMENT 17: Page 16, Payment Enhancement Rider section – standard disclosure comments based on comments given by the Staff that apply to any bonus contract:

(a)

The cover page of prospectus, ISP, USP, and Overview of Contract section should disclose that expenses for the contract with the bonus may be higher than expenses for a contract without a bonus and that the amount of a bonus may be more than offset by the additional fees and charges associated with the bonus contract and when applicable, you should also disclose that bonus may be recaptured upon free look, withdrawal, surrender, annuitization or death.

RESPONSE: Comment complied with. The cover page and Overview section contain the following disclosure regarding the Payment Enhancement Rider, which was available on a limited basis to John Hancock New York Contracts:

Expenses for a Contract with a Payment Enhancement Rider may be higher than expenses for a Contract without the Rider, and the amount gained from the Rider may be more than offset by the additional fees and charges associated with the Rider.

(b)

In the Key Information table, first, if a bonus can be recaptured on withdrawal or surrender, briefly state that in the Early Withdrawal Charge section of the Key Information table. Next, in the “Ongoing Fees and Expenses” line item, confirm that the lowest and highest annual cost does not reflect any bonus amounts per Instruction 2(c)(II)(C)(d) Item 2.

RESPONSE: The amount credited to a Contract under the Rider is not recaptured on withdrawal or surrender. The “Ongoing Fees and Expenses” line item of the highest annual costs does not reflect Payment Enhancement Rider amounts.

(c)

Bonuses should be discussed as a principal risk including the following: that the amount of the bonus may be more than offset by the additional fees and charges associated with the bonus contract (put in the principal risks section and not in Key Information table).

Min S. Oh, Esq.

February 25, 2022

RESPONSE: Comment complied with. The following disclosure has been added at the end of “Principal Risks of Investing in a Contract”:

Risk Associated with Payment Enhancement Rider. For Contracts with the Payment Enhancement Rider, the amount credited to your Contract under the Rider may be more than offset by the additional fees and charges associated with the Rider. See “VII. Description of the Contract – Payment Enhancement.”

(d)

Describe the impact of any recapture provision on the Free Look which tolls surrender value, annuitization value or death benefit value. What is the impact of bonuses on the optional benefit? For example – are they excluded from a benefit amount?

RESPONSE: N/A

(e)

If bonus amounts are excluded from any Contract benefit, then that fact should be disclosed in the benefits table per Item 10(a), and it should be disclosed as a restriction or limitation on the applicable contract benefit or option.

RESPONSE: N/A

(f)	Disclose where applicable that the insurer expects to make a profit from the bonus charges and identify the charges used to recoup the bonus.

RESPONSE: Comment complied with. The Prospectus contains the following disclosure in “VII. Description of the Contract – Accumulation Period Provisions – Payment Enhancement”:

We expect to make a profit from the Contracts. The charges used to recoup the expense of paying the Payment Enhancement include the withdrawal charge and the asset-based charges (see “VIII. Charges and Deductions”).

(g)	Disclose that there may be circumstances in which a Contract Owner may be worse off for having the bonus and identify the circumstances in which the owner can be worse off for not having the bonus.

RESPONSE: Comment complied with. The Prospectus contains the following disclosure in “VII. Description of the Contract – Accumulation Period Provisions – Payment Enhancement”:

Matters to Consider About the Payment Enhancement. There may be circumstances where you may be worse off for having purchased a Contract with a Payment Enhancement as opposed to a Contract without a Payment Enhancement. For example, the higher charges for a Contract with a Payment Enhancement may over time exceed the amount of the Payment Enhancement and any earnings thereon.

(h)

You must disclose when the Company can recapture and confirm that you have relief for recapture. In terms of relief, confirm supplementally that the Registrant has relief under 2(a)(32), Section 22(c), Section (27)(I)(2)(A) and also Rule 22(c)(1), all under the Investment Company Act of 1940.

RESPONSE: N/A

Min S. Oh, Esq.

February 25, 2022

(i)

Also, with respect to relief for recapture, please confirm supplementally that the registration statements currently being reviewed by the Staff relate to Contracts that are substantially similar in all material respects to the Contracts for which any exemptive relief was granted.

RESPONSE: N/A

(j)	Disclose how the bonus is treated for purposes of calculating surrender charge and free withdrawal amounts.

RESPONSE: Comment complied with. The Prospectus contains the following disclosures in “VII. Description of the Contract – Accumulation Period Provisions – Payment Enhancement”:

Additional Charges for the Payment Enhancement Rider. If you elected the Payment Enhancement Rider, the Separate Account annual expenses are increased by 0.35%. The guaranteed interest rate on Fixed Investment Options is reduced by 0.35%. In addition, each Purchase Payment will be subject to a higher withdrawal charge for a longer period of time. The maximum withdrawal charge if the Payment Enhancement Rider is elected is 8% (as opposed to 6% with no Payment Enhancement Rider) and the withdrawal charge period is 8 years if the Payment Enhancement Rider is elected (as opposed to 7 years with no Payment Enhancement Rider).

Amounts to Which Withdrawal Charges Do Not Apply. We do not assess a withdrawal charge with respect to: (i) earnings accumulated in the Contract; (ii) Payment Enhancements (where applicable) and any earnings attributable to Payment Enhancements; (iii) certain other “free Withdrawal Amounts,” described below; or (iv) Purchase Payments that have been in the Contract for more than 7 complete Contract Years (8 complete years if you elected the Payment Enhancement Rider in New York).

(k)

Disclose whether the bonus is considered part of the premium payment with regard to other Contract benefits. For example, if there is a guaranteed living benefit, is the bonus included in any benefit base increase?

RESPONSE: Comment complied with. The Prospectus contains the following disclosures in “Appendix C: Optional Guaranteed Minimum Withdrawal Benefits – Features of Principal Plus and Principal Plus for Life Series Riders – Benefit Base”:

The Benefit Base we use to determine the initial Guaranteed Withdrawal Amount is equal to your initial Purchase Payment. (We do not count Purchase Payment amounts over $5 million or, for Contracts issued in New York with a Payment Enhancement Rider, any Payment Enhancement attributable to the Purchase Payment for this purpose.) If we allowed you to purchase your Rider after the first Contract Year, we may have determined the Benefit Base by using your Contract Value after the first Contract Year.

(l)	Tax disclosure – Disclose that the bonus amount is not included in the basis of a Contract.

RESPONSE: Comment complied with. The Prospectus contains the following disclosures in “VII. Description of the Contract – Accumulation Period Provisions – Payment Enhancement:”

Min S. Oh, Esq.

February 25, 2022

Tax Considerations. Payment Enhancements are not considered to be “investment in the contract” for income tax purposes (see “IX. Federal Tax Matters”).

(m)	Reflect the bonus in standardized and non-standardized performance. You must also reflect the bonus recapture.

RESPONSE: N/A

COMMENT 18: Delete the sections “What are the tax consequences of owning a Contract?” through “Do I receive transaction confirmations?”

RESPONSE: Comment complied with.

COMMENT 19: In “Fee Tables,” bold the first paragraph that begins “The following table describes the fees…”

RESPONSE: Comment complied with.

COMMENT 20: (a) In “Fee Tables,” in the second paragraph replace “the following” with “the first table.” (b) In the next line, that starts with “…surrender the contract,” make this edit: ~~(~~or ~~potentially~~ where you transfer Contract Value between 10~~)~~. (c) Also, delete “Contract Owner” that precedes “Transaction Expenses.”

RESPONSE: (a) Comment complied with. (b) We retain “potentially” in this disclosure because we reserve the right to impose a charge when transferring Contract Values between Investment Options but we do not currently impose any charge. (c) Comment complied with.

COMMENT 21: For the Withdrawal Charge, you should only be reflecting the maximum fee. If you want to break down the variations that should all go in the footnotes to the main table.

RESPONSE: We have revised the table as follows:

Transaction Expenses

(as a percentage of Purchase Payments)1

	John Hancock USA Contracts	John Hancock New York Contracts with Payment Enhancement Rider	John Hancock New York Contracts without Payment Enhancement Rider
Withdrawal Charge	6%[2]	8%[3]	6%[2]
Transfer Fee[4]	$25	$25	$25

[1]

The charge is taken upon withdrawal or surrender on a first-in, first-out basis within the specified period of years measured from the date of each Purchase Payment. We calculate the amount of the withdrawal charge by multiplying the amount of the Purchase Payment being liquidated by the applicable withdrawal charge percentage shown above. The total withdrawal charge will be the sum of the withdrawal charges for the Purchase Payments being liquidated.

[2]	This charge is 6% of each premium paid in the first and second year, 5% in the third and fourth year, 4% in the fifth year, 3% in the sixth year, 2% in the seventh year and 0% thereafter.
[3]

This charge is 8% of each premium paid in the first and second year, 7% in the third and fourth year, 5% in the fifth year, 4% in the sixth year, 3% in the seventh year, 1% in the eighth year and 0% thereafter.

[4]

This fee is not currently assessed against transfers. We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

Min S. Oh, Esq.

February 25, 2022

COMMENT 22: In Footnote 1, where you state the state premium taxes, you should delete that as a footnote and add that disclosure to the end of the second paragraph at the top of the page.

RESPONSE: Comment complied with.

COMMENT 23: On page 19, in the first sentence, replace “periodically” with “each year.” Also, delete “in the second table” in the last sentence and replace it with “as shown below.” In the caption to the table, revise the table heading to say “Annual Contract Expenses.” In the second row of the expenses, delete 1.25% and 0.15% breakdown and just show Base Contract 1.40% (of Contract Value/subaccount value/whatever it is) and delete “(with no optional benefits reflected).”

RESPONSE: Comment complied with.

COMMENT 24: In Optional Benefit Expenses, add a parenthetical reflecting the basis for the charges. In addition, under the Optional Enhanced Earnings Death Benefit Fee, also include any other optional death benefits that have a charge to them. Also, make sure each of the fees with optional benefits have the appropriate basis for the charge. Under “Other Account Fees deducted from Contract Value” – the fees could be deducted from Contract Value but it doesn’t explain the basis for the charge. Lastly, under Optional Benefit Expenses, move up the section where you list Accelerated Beneficiary Death Benefit. It should probably go with the other Death Benefits instead of being scattered throughout.

RESPONSE: Comment complied with, except the Accelerated Beneficiary Protection Death Benefit remains as indicated because it is deducted from the Contract Value (i.e., it is an annual charge based on a percentage of the Accelerated Beneficiary Protection Death Benefit.)

COMMENT 25: Under Optional GMWB Rider Fee table, you should reformat this so it looks like the table above with the dual column format. In that same table, the first benefit, Income Plus for Life Annual Step-Up Review, add the parenthetical like the other ones to reflect where it is available. Also, review the footnotes. Lastly, see Footnotes 5 and 6, the last sentence, where it says “as a percentage of the income base,” that is the basis that should be reflected in the table.

RESPONSE: The table has been revised and replaced with the following:

Optional Guaranteed Minimum Withdrawal Benefit Rider Fees

(as a percentage of Adjusted Benefit Base)

Rider	Issued In	Maximum Fee	Current Fee
Income Plus For Life® (Annual Step-Up Review)[1]	All states	1.20%	0.60%
Income Plus For Life – Joint Life® Plus (Annual Step-Up Review)[1]	All states except New York	1.20%	0.60%
Income Plus For Life® (Quarterly Step-Up Review)[1]	All states except New York	1.20%	0.75%
Income Plus For Life® (Quarterly Step-Up Review)[1]	New York	1.20%	0.70%
Income Plus For Life – Joint Life® (Quarterly Step-Up Review)[1]	All states except New York	1.20%	0.75%
Income Plus For Life – Joint Life® (Quarterly Step-Up Review)[1]	New York	1.20%	0.70%
Income Plus For Life® 12.08[1]	All states except New York	1.20%	0.85%
Income Plus For Life® 12.08[1]	New York	1.20%	0.80%
Income Plus For Life – Joint Life® 12.08[1]	All states except New York	1.20%	0.85%
Income Plus For Life – Joint Life® 12.08[1]	New York	1.20%	0.80%

[1]	For each Rider, we reserve the right to increase the charge to a maximum charge of 1.20% if the Benefit Base is stepped-up to equal the Contract Value.

Min S. Oh, Esq.

February 25, 2022

Optional Guaranteed Minimum Withdrawal Benefit Rider Fees

(as a percentage of Adjusted Guaranteed Withdrawal Balance)

Rider	Issued In	Maximum Fee	Current Fee
Principal Plus For Life Plus Automatic Annual Step-Up1	All states	1.20%	0.70%
Principal Plus for Life	All states	0.75%	0.40%
Principal Plus	All states	0.75%	0.30%
Principal Returns	All states	0.95%	0.50%

[1]

We reserve the right to increase the charge to a maximum charge of 1.20% if the Guaranteed Withdrawal Balance is stepped-up to equal the Contract Value. For Riders issued from December 15, 2008 to April 30, 2009, the current charge is 0.70% and for Riders issued from June 16, 2008 to December 12, 2008, the current charge is 0.55%. For Riders issued prior to June 16, 2008, the current charge is 0.60%.

COMMENT 26: At the bottom of page 20, in the “Total Annual Portfolio Operating Expenses” table, delete the last sentence before the table beginning with “More detail concerning each Portfolio…” as it is not part of the narrative for this table.

RESPONSE: Comment complied with.

COMMENT 27: Below the table entitled “Total Annual Portfolio Operating Expenses” (as a percentage of the Portfolios net assets…), apply the parenthetical that appears in Form N-4 instead of the parenthetical you have listed.

RESPONSE: Comment complied with.

COMMENT 28: Under Examples, in the second 2nd sentence, where it says “The costs we show include Contract Owner Expenses, Administrative Expenses, Base Contract Expenses, Annual Portfolio Expenses”: the comment is to revise per Form N-4 narrative.

RESPONSE: Comment complied with.

COMMENT 29: (a) Under “Examples – Wealthmark Contract with optional benefit Riders,” revise the sentence to read “5% return each year and assumes the most expensive combination of Portfolios expenses and Optional Benefits available for an additional charge.” (b) Delete Example 2 because it looks the same as Example 1. (c) Delete Example 3 as it is not required. (d) Example 4, in the third line, delete “the average annual Contract Fee we expect to receive for your Contracts and” as it is not part of the narrative, and add at the end of the sentence “…and represents the least expensive way to purchase the Contract.”

Min S. Oh, Esq.

February 25, 2022

RESPONSE: Comments (a)-(d) complied with.

COMMENT 30: (a) In “Principal Risks of Investing in a Contract,” in the first paragraph, second sentence reads “The Contract may be subject to additional risks other than those identified and described in this prospectus.” Clarify that you are referring to non-principal risks. If that sentence is supposed to be referring to non-principal risks then we would expect them to appear in the SAI but if you mean other principal risks then we would expect those to be disclosed here as well. (b) Also, you want to add “Insurance Company Risks” as another risk to this section, so it should at a minimum cover everything in the Key Information table.

RESPONSE: (a) The first paragraph has been deleted in its entirety. (b) Comment complied with.

COMMENT 31: (a) Under “Early Surrender or Withdrawal Risk/Not a Short-Term Investment,” also touch upon Contract level charges and possible adverse tax consequences. (b) The last line has a typo, it should say considering a surrender.

RESPONSE: Comments (a) and (b) complied with.

COMMENT 32: In “General Information about Us, the Separate Accounts and the Portfolios,” under “Companies” in the second and third paragraphs, confirm the overnight mail address because you list Canton, MA in one paragraph and Westwood, MA in another. Also, change email address reference to reflect that you are providing a web address.

RESPONSE: Comment complied with.

COMMENT 33: In the fourth paragraph under Separate Accounts, in the last sentence where it says “The Separate Account is obligated to pay all amounts promised to investors under the Contracts,” you should revise “Separate Account” to say “Depositor or Company.”

RESPONSE: Comment complied with by deleting the sentence in its entirety.

COMMENT 34: Under “The Portfolios” section or maybe toward bottom of page 22, add disclosure per Item 6(c).

RESPONSE: Comment complied with.

COMMENT 35: In the sentence “The Portfolios in the Separate Account are NOT publicly traded mutual funds” delete “in the Separate Account.”

RESPONSE: Comment complied with.

Min S. Oh, Esq.

February 25, 2022

COMMENT 36: In the boxed section entitled “Our Managed Volatility Portfolios,” consider adding the use of Managed Volatility Portfolios as principal risk of the Contract.

RESPONSE: We added a new section entitled “Risks Associated with Managed Volatility Portfolios” in “V. Principal Risks of Investing in the Contact” as follows:

Risks Associated with Managed Volatility Portfolios. During rising markets, the strategies employed to manage volatility could result in your Contract Value rising less than would have been the case if you had been invested in a Portfolio without the managed volatility strategy. The managed volatility strategy may also suppress the value of the guaranteed Rider benefits. On the other hand, the managed volatility strategy seeks to manage the volatility of returns and limit the magnitude of Portfolio losses during declining markets with high volatility, although there is no guarantee that it will do so. For more information see “VI. General Information About Us, the Separate Accounts and the Portfolios.”

COMMENT 37: Under “Special Withdrawal Services: The Income Made Easy Program:” (a) Income Made Easy should be reflected as a benefit in benefits table. (b) Add a reference to “Benefits Available Under the Contract” in the Table of Contents. Also, delete the first two paragraphs here but move disclosure to narrative discussion of benefits otherwise required by Item 10(b).

RESPONSE: (a) We added a new section to the “Benefits Available Under the Contract” table as follows:

Income Made Easy Program (“IME”)	Provides an automatic way to access guaranteed withdrawal amounts if you purchased a GMWB Rider with a Contract.	Optional	No charge	IME provides payment of an income for the lifetime of the Covered Person. The full allowable amount is based on the Lifetime Income Amount. You can start taking withdrawals under IME no sooner than the Lifetime Income Date for your Rider (see “Pre-Authorized Withdrawals – The Income Made Easy Program” under “General Information about Guaranteed Minimum Withdrawal Benefit Riders” in Appendix C.)

(b) Comment complied with. We moved the disclosure to earlier in the section and revised it slightly as follows:

Standard/Optional Benefits

In addition to the standard death benefits associated with your Contract, other standard and/or optional benefits may also be available to you. The “Benefits Available Under the Contract” table below summarizes information about those benefits. There are restrictions and limitations relating to optional benefits, as well as conditions under which an optional benefit may be modified or terminated by us. For example, certain optional benefit riders may result in restrictions upon some of the Contract benefits, including availability of Investment Options. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit. Information about the fees associated with each benefit included in the tables may be found in “IV. Fee Tables.”

Min S. Oh, Esq.

February 25, 2022

COMMENT 38: In the table of “Benefits Available Under the Contract,” under “Dollar Cost Averaging” and “Asset Allocation Rebalancing,” Item 10(a) is the summary. You need to also include the narrative basis for the limitations in 10(b). Also, there is no mechanism to determine availability of the Riders in the table with respect to National v. NY.

RESPONSE: Comment complied with.

COMMENT 39: In the table of “Benefits Available Under the Contract,” under “The Income Plan” you probably need “The Income Made Easy Plan” as well. For the limitations, try to use bullet point format and also try to be as brief as possible. For example, you could simply say “Income Plan withdrawals may be limited and may incur withdrawal charges,” rather than all that you have included in this section.

RESPONSE: Comment complied with.

COMMENT 40: (a) In the table of “Benefits Available Under the Contract” – under Enhanced Earnings Death Benefit, you should also include Standard Death Benefit and Annual Step-Up Death Benefit. (b) under Enhanced Earnings Death Benefit put parenthetical (not offered in NY or WA) in the restriction/limitation column; (c) in the last column, where you indicate that “the fee is an additional 0.20% of the value of the Variable Investment Options,” I would recommend moving that to the Maximum Fee column and make the parenthetical there.

RESPONSE: (a) Comment complied with. Standard death benefit has been added to the table. There is no separate Annual Step-Up Death Benefit; (b) Comment complied with; (c) Comment complied with.

COMMENT 41: In the table of “Benefits Available Under the Contract,” under Guaranteed Minimum Withdrawal Benefits, you need to identify each Rider as a separate line item.

RESPONSE: Comment complied with.

COMMENT 42: In the table of “Benefits Available Under the Contract,” under Guaranteed Minimum Income Benefits, you need to identify each Rider as a separate line item.

RESPONSE: Comment complied with.

COMMENT 43: page 46, (a) under “Annuity Options,” pursuant to Item 9(a), briefly disclose the material factors that determine level of annuity payments; (b) pursuant to 9(c), disclose the effect that frequency and duration have on level of payments.

Min S. Oh, Esq.

February 25, 2022

RESPONSE: Comment complied with. The section below in “Annuity Options” addresses both Items 9(a) and 9(c):

Please read the description of each Annuity Option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an Annuitant might receive only one payment if the Annuitant dies prior to the date the second payment is due. You may also elect annuities with payments guaranteed for a certain number of years but the amount of each payment will be lower than that available under the non-refund life Annuity Option.

COMMENT 44: Page 52, under “Fixed Investment Option,” (a) interests in Fixed Investment Options are not registered under the Securities Act of 1933. Reconcile this disclosure with the disclosure on the next page where you disclose a market value charge which I thought was in fact registered; (b) under “Fixed Investment Option,” first paragraph, the second line makes reference to each company’s general account; that would be a good place for disclosure required by Item 8(c).

RESPONSE: Comment (a): The Fixed Investment Option in the Contract was designed to conform to Rule 151’s safe harbor definition of an “annuity contract,” and therefore to be within the provisions of section 3(a)(8). In “Fixed Investment Options,” we state, among other things, the following: “In no event will the market value charge … reduce the amount payable on withdrawal or transfer below the amount required under the non-forfeiture laws of the state with jurisdiction over the Contract.”

Comment (b): Comment complied with.

COMMENT 45: Under “Charges and Deductions” in the first paragraph, third sentence where you say “In addition, there are deductions from and expenses paid out of the assets...” break it out into its own section. Then, in the rest of that paragraph, in the narrative discussion, is where you want to discuss the current fees.

RESPONSE: Comment complied with.

COMMENT 46: Waiver of Applicable Withdrawal Charge – Confinement to Eligible Nursing Home should be added to the Benefit table, as that is a benefit of the Contract.

RESPONSE: Comment complied with.

COMMENT 47: Under “Premium Taxes” you need a brief discussion on the Payment Enhancement fee.

RESPONSE: N/A. Payment Enhancement fee is only applicable to NY Annuity Contracts and premium taxes are not applicable in NY.

COMMENT 48: (a) Update the disclosure under “Exchanges of Annuity Contracts,” where you say “In Revenue Procedure 2011-38, the IRS amended the tax rules applicable to the partial exchange of an annuity contract for another annuity contract, effective for partial exchanges that occur after October 23, 2011.” (b) Update the date in the disclosure under “Medicare Tax on Unearned Income.”

RESPONSE: Comments (a) and (b) complied with. The references to the effective dates have been removed.

Min S. Oh, Esq.

February 25, 2022

COMMENT 49: Under “Required Minimum Distribution from a Traditional IRA,” you should delete the bold sentence “Note: Under the federal CARES Act, the obligation to take any required minimum distribution during 2020 was waived” because it is probably no longer relevant.

RESPONSE: Comment complied with.

COMMENT 50: (a) Under “Statements of Additional Information,” revise the third sentence to include the revisions as follows: You may obtain a copy of the current Statements of Additional Information, request other information about the Contracts and make investor inquiries without charge upon request by contacting us at the Annuities Service Center shown on the back cover of this Prospectus, on our website at www.johnhancock.com/annuities or by calling us at 1-800-344-1029.” (b) Move this entire section as it should appear on the back cover of the Prospectus, and you could probably delete the Statements of Additional Information heading.

RESPONSE: Comments (a) and (b) complied with.

COMMENT 51: Under “Financial Statements,” based on the anticipated effective date, you should update the financial statement year and date references.

RESPONSE: Comment complied with.

COMMENT 52: (a) In “Appendix: Portfolios Available Under the Contract,” confirm that the fund line-ups are the same for both John Hancock USA and John Hancock New York Contracts; otherwise you need to provide a USA v. NY appendix. (b) Delete the first paragraph where you say “You bear the investment risk of any Portfolio you choose as a Variable Investment Option for your Contract.” (c) In the second paragraph, delete the bold sentence where you say “You should read the Portfolio’s prospectus carefully before investing in the corresponding Variable Investment Option.” (d) In the second paragraph, where it says you can request this information, you need to provide e-mail address per Item 1(B)(17). (e) Also, in the second paragraph, delete the portfolio cross-reference parenthetical.

RESPONSE: (a) There is no variation in Variable Investment Options available to John Hancock USA and John Hancock NY Contracts. Comments (b) through (d) complied with.

COMMENT 53: (a) In the format of the Appendix table, delete “Adviser - JOHN HANCOCK VARIABLE INSURANCE TRUST (“JHVIT”)” because you must strictly follow the format of the headings of Item 17. (b) Revise per Item 17 the heading of second column.

RESPONSE: Comments complied with.

COMMENT 54: In the first single asterisk footnote regarding the Portfolios annual expenses fee or expense waivers, make sure the asterisk appears in proper Portfolios.

RESPONSE: Comment complied with.

COMMENT 55: Delete footnotes 1 through 7 as they provide too much detail.

RESPONSE: Comment complied with.

Min S. Oh, Esq.

February 25, 2022

COMMENT 56: The presentation of the restricted portfolios is ok because it is a short list; therefore a separate appendix is not necessary for that amount of information but you should reconcile the list of the Portfolios with page C-6 “Restricted Individual Investment Options” to make sure they line-up with each other.

RESPONSE: Comment complied with.

COMMENT 57: (a) On page 87, in Appendix B, add disclosure for the Annual Step-Up Death Benefit per Item 10(b); (b) Also, you need examples for the optional death benefits or add another appendix with the examples, whatever is easiest per Item 10(c).

RESPONSE: (a) There is no optional Annual Step-Up Death Benefit Rider available with this product. We have deleted the two references in the prospectus. (b) Comment complied with.

COMMENT 58: In Appendix C – On page 142, at the bottom, under Accumulation Benefits and also Step-Ups the comment is to provide more examples of how each of these features work. The IPFL disclosure has examples so use that as a model.

RESPONSE: Comment complied with.

COMMENT 59: On page 146, GRIB II and GRIB III the comment is to provide examples of how each of these features work.

RESPONSE: Comment complied with.

COMMENT 60: On page 153, the SAI paragraph referenced earlier should appear on this last page.

RESPONSE: Comment complied with.

SEC STAFF COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

COMMENT 61: On page one, in the second paragraph under General Information and History, where you say that the Separate Account was established on August 24, 1984, also disclose the classification of the Separate Account pursuant to Section 4 of the 1940 Act (i.e., that it is a unit investment trust.)

RESPONSE: Comment complied with.

COMMENT 62: Delete the AUV section as well as Appendix U and any references to them.

RESPONSE: Comment complied with.

COMMENT 63: If you have any non-principal risks, you should disclose them here.

RESPONSE: Not applicable.

COMMENT 64: Under Services, update the Independent Registered Public Accounting Firm section.

RESPONSE: Comment complied with.

Min S. Oh, Esq.

February 25, 2022

COMMENT 65: Under the Principal Underwriter section, make sure the information pertaining to retained commissions is updated and accurate.

RESPONSE: Comment complied with.

COMMENT 66: Under the Special Compensation section, in the third paragraph, there is a typo at the end of the first line.

RESPONSE: Comment complied with.

COMMENT 67: Under Additional Information on 403(b) Plans, delete the caption and all of the relevant information, or move it to the prospectus.

RESPONSE: Comment complied with. This section has been moved to the prospectus.

COMMENT 68: Under the Texas ORP section, delete or move to prospectus.

RESPONSE: Comment complied with. This section has been moved to the prospectus.

COMMENT 69: Move Legal and Regulatory Matters to the Prospectus per Item 16.

RESPONSE: Comment complied with. This section has been moved to the prospectus.

COMMENTS TO THE PART C

COMMENT 70: Item 27 – Exhibits (h) (i) and h (ii) – move the caption “Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed,” and applicable exhibits to Exhibit (j) because they belong there per Form N-4.

RESPONSE: Comment complied with.

COMMENT 71: Powers of Attorney – Review and update the POAs because Schlaybaugh and Connolly do not have the Wealthmark contract listed on their signed POA.

RESPONSE: Comment complied with. We will refresh all the POAs and file them as exhibits with our 485(b) filing in April 2022.

Min S. Oh, Esq.

February 25, 2022

COMMENT 72: Item 34(c) should be deleted as it is no longer applicable.

RESPONSE: Comment complied with.

Please direct any questions or comments on any of the foregoing to the undersigned or to Sophia Pattas (857-210-3208; spattas@jhancock.com).

Sincerely,

/s/ Thomas J. Loftus

Thomas J. Loftus

Attachment: Draft prospectus and statement of additional information marked to show changes from that filed in the Amendment.